FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant

to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the month of May 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For release: Monday, May 1, 2006

CUSTOM PET EXPANSION IN NORTH AMERICA

Amcor announces that its PET Packaging operation in North America is constructing a new custom PET blowmolding plant, dedicated to the supply of PepsiCo heat set containers, primarily for the Gatorade product.

The plant will be located in Wytheville, Virginia, adjacent to a recently constructed PepsiCo facility. Amcor’s new blowmolding operation is scheduled to be in production by March 2007 with an initial annual capacity in excess of one billion units.  The overall project cost is US$80 million.

Amcor’s Managing Director and CEO, Mr Ken MacKenzie said: “This project is a strong fit with our stated strategy of investing in the custom PET sector. Amcor brings excellent technology to the fast growing hot filled beverage segment.

“This is a world class, large scale plant co-located with a customer who is a leader in this market segment.  The plant’s profitability is underpinned by a long term agreement that reflects the value this new operation provides to both Amcor and our customer.”

ENDS

For further information, please contact:

Ken MacKenzie	John Murray
Managing Director & CEO	Executive General Manager, Corporate Affairs
Amcor Limited	Amcor Limited
Ph: +61 3 9226 9001	Ph: +61 3 9226 9005

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 1 May 2006
By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel